                                                     Registration No. 333-20357
                         Prospectus Supplement filed pursuant to Rule 424(b)(3)

                      PEGASUS COMMUNICATIONS CORPORATION

                               Supplement No. 3
                            dated November 14, 1997
                                      to
             Prospectus for 193,600 Shares of Class A Common Stock
                            dated February 5, 1997

                            -----------------------

         Unless otherwise defined, all terms used herein but not otherwise defined shall have the same meaning as in the February 5, 1997 Prospectus.

The following information supplements the disclosure found in the Prospectus:

         Completed DBS Acquisitions. From January 1, 1997 to November 7, 1997, Pegasus Communications Corporation ("Pegasus" and together with its direct and indirect subsidiaries, the "Company") acquired from 24 independent DIRECTV(R) ("DIRECTV") providers the rights to provide DIRECTV programming in certain rural areas of 23 states and related assets (the "Completed DBS Acquisitions"). Total consideration for the acquisitions was approximately $160 million, which, depending upon the particular transaction, consisted of cash, promissory notes, shares of Class A Common Stock, warrants to purchase Class A Common Stock, preferred stock of a subsidiary and/or assumed liabilities.

         One of the Completed DBS Acquisitions involved the acquisition of territories and related assets from an entity controlled by Donald W. Weber, a director of Pegasus. The total consideration for this acquisition was approximately $13.1 million (subject to certain adjustments) and consisted of approximately $6.4 million in cash and $6.7 million in shares of Class A Common Stock.

         Senior Notes Offering. On October 21, 1997, the Company consummated a private offering (the "Senior Notes Offering") of $115.0 million aggregate principal amount of senior notes, bearing interest at 9 5/8% per annum (the "Senior Notes"). The Senior Notes Offering was made in reliance on Rule 144A and other registration exemptions under the Securities Act of 1933, as amended (the "Act"). The Company used the net proceeds of the Senior Notes Offering to repay in full and terminate all commitments under the existing credit facility of Pegasus Satellite Holdings, Inc. ("PSH"). The Company anticipates using the remaining net proceeds to finance direct broadcast satellite television ("DBS") acquisitions.

         Pending DBS Acquisitions. As of October 20, 1997, the Company had entered into letters of intent or definitive agreements to acquire DIRECTV distribution rights and related assets from five independent providers of DIRECTV services (the "Pending DBS Acquisitions"). In the aggregate, the consideration for the Pending DBS Acquisitions is approximately $18.1 million and consists of $10.4 million of cash and $7.7 million in promissory notes. When negotiating the price of the Pending DBS Acquisitions, the Company takes into account such factors as the number of subscribers, the mix between cabled and uncabled households in the service territory, competition, current DBS penetration rates, the structure of the acquisition, and the form of consideration. The cash portion of certain of the Pending DBS Acquisitions will be paid from proceeds of the Senior Notes Offering.

         Each of the Pending DBS Acquisitions for which there is only a letter of intent is subject to negotiation of a definitive agreement, and all of the Pending DBS Acquisitions are subject, if not already obtained, to the prior approval of Hughes Electronics Corporation or one of its subsidiaries ("Hughes") and the National Rural Telecommunications Cooperative ("NRTC"). In addition to these conditions, each of the Pending DBS Acquisitions will be subject to conditions typical in acquisitions of this nature, certain of which conditions, like the Hughes and NRTC consents, may be beyond the Company's control. There can be no assurance that definitive agreements will be entered into with respect to all of the Pending DBS Acquisitions or, if entered into, that all or any of the Pending DBS Acquisitions will be completed.

         Subsidiaries Combination. Prior to October 21, 1997, the Company had two principal operating subsidiaries: Pegasus Media & Communications, Inc. ("PM&C") and PSH. Upon consummation of the Senior Notes Offering, PM&C acquired the assets of PSH (the "Subsidiaries Combination"), which assets consisted of the stock of its subsidiaries that hold the rights to all of the Company's DBS territories. As a result of the Subsidiaries Combination, PM&C is the direct or indirect parent of all of the Company's subsidiaries that operate the Company's TV, DBS and cable businesses.

         New Credit Facility. By the end of 1997, PM&C will enter into a $180.0 million six-year, secured, reducing revolving credit facility (the "New Credit Facility"). Borrowings under the New Credit Facility are available for acquisitions, subject to the approval of the lenders in certain circumstances, working capital and general corporate purposes. Concurrently with the closing of the New Credit Facility, PM&C's existing credit facility will be repaid in full and the commitments thereunder will be terminated.

         Acquisition of Digital Television Services, Inc. Pegasus entered into an agreement in principle (the "Agreement in Principle") dated as of November 5, 1997 to acquire Digital Television Services, Inc. ("DTS"), the second largest independent provider of DIRECTV programming, for approximately 5.5 million shares of Pegasus' Class A Common Stock (the "DTS Acquisition"). DTS' pro forma net debt was approximately $140 million as of September 30, 1997. Upon completion of the DTS Acquisition, DTS will become a wholly owned subsidiary of Pegasus. After giving effect to certain pending DTS acquisitions, DTS serves approximately 120,000 DIRECTV subscribers in ten states in territories consisting of approximately 1.7 million television households (including approximately 440,000 households not served by cable). After giving effect to the DTS Acquisition and certain pending acquisitions, the Company will serve approximately 250,000 DIRECTV subscribers in 33 states in territories consisting of approximately four million television households (including approximately one million households not served by cable).

         The transaction is expected to be completed in the first quarter of 1998 and is subject, among other things, to the execution of a definitive agreement, to the approval of Pegasus' and DTS' Boards of Directors and Pegasus' stockholders, consents from the NRTC, DIRECTV, Inc., and DTS' lenders, and other conditions customary in transactions of this nature.

         The Agreement in Principle contemplates the granting of certain registration rights to DTS' stockholders and the execution of a Voting Agreement among Marshall W. Pagon, Pegasus' President and Chief Executive Officer, certain affiliates of Mr. Pagon, and certain stockholders of DTS. The Voting Agreement will provide for an increase in the size of Pegasus' Board of Directors to nine members consisting of three directors appointed by certain stockholders of DTS, three directors designated by Mr. Pagon, and three independent directors.

         Sale of New England Cable System. On November 6, 1997, Pegasus Cable Television, Inc., a subsidiary of Pegasus, entered into a letter of intent with Avalon Partners & Associates, LLC ("Avalon") to sell its New England cable systems, which consist of five headends serving 13 towns in Connecticut and Massachusetts. As of September 30, 1997, Pegasus' New England cable systems served approximately 15,350 subscribers. The consideration for the sale will be based upon the twelve month trailing location cash flow of the systems measured as of the month-end prior to closing but not less than $28 million or more than $31 million. As of September 30, 1997, Pegasus' New England cable systems had trailing location cash flow of approximately $3.0 million. In addition to being subject to the negotiation of a definitive agreement, consents from regulatory agencies, including local franchise authorities, and the approval of Pegasus' Board of Directors, it is anticipated that the sale will also be subject to conditions customary in transactions of this nature.


                                       2